

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Allison Johnson
Chief Financial Officer
Mid Penn Bancorp, Inc.
2407 Park Drive
Harrisburg, PA 17110

   Re: Mid Penn Bancorp, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2022
     Filed March 16, 2023
     File No. 001-13677

Dear Allison Johnson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Finance